SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. Three)*

Imperial Capital Bancorp, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

452 680 101
(CUSIP Number)

George W. Haligowski c/o Imperial Capital Bancorp, Inc. 888 Prospect Street, Suite 110, La Jolla California 92037 (858) 551-0511
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 452 680 101                                                                13D

1	NAME OF REPORTING PERSON

George W. Haligowski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ___	(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)______

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
97,800
	8	SHARED VOTING POWER
295,175
	9	SOLE DISPOSITIVE POWER
392,975
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

392,975

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%

14	TYPE OF REPORTING PERSON

IN

Item 1.	Security and Issuer

This Amendment to the Statement on Schedule 13D (the “Statement”) filed by George W. Haligowski with the Securities and Exchange Commission on March 12, 2002 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Imperial Capital Bancorp, Inc. (formerly known as ITLA Capital Corporation) (the “Company”), located at 888 Prospect Street, Suite 110, La Jolla, California 92037.

Item 2.	Identity and Background

The information contained in Item 2 of the Statement remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Haligowski has acquired beneficial ownership of 392,975 shares of Common Stock as follows:

(i)
97,500 shares underlying unexercised stock options awarded to Mr. Haligowski under the Company’s Amended and Restated Employee Stock Incentive Plan (AESIP@), all of which are currently exercisable. Not included in the 335,711 shares beneficially owned by Mr. Haligowski are an additional 25,000 shares underlying a stock option awarded to Mr. Haligowski under the ESIP that will vest in one-third increments on August 8, 2008, 2009 and 2010, respectively;

(ii)
169,059 shares allocated to Mr. Haligowski’s account under the Company’s Supplemental Executive Retirement Plan (“SERP”).  This includes shares previously awarded to Mr. Haligowski as restricted stock, as well as shares acquired upon reinvestment of cash dividends paid on such shares;

(iii)
126,116 shares held for the benefit of Mr. Haligowski in accounts under the Company’s 409A Consolidated Nonqualified Employer Securities 2005 Deferred Compensation Plan (the “409A Employer Securities Deferred Compensation Plan”) and Consolidated Nonqualified Employer Securities Deferred Compensation Plan (the “Pre-409A Employer Securities Deferred Compensation Plan and, together with the 409A Employer Securities Deferred Compensation Plan, the “Employer Securities Deferred Compensation Plans”).  Included within the 126,116 shares are shares acquired upon reinvestment of cash dividends, as well as 124,520 shares acquired by Mr. Haligowski through the Employer Securities Deferred Compensation Plans utilizing cash compensation previously earned by Mr. Haligowski but deferred at his election, as well as earnings on such deferred amounts; and

(iv)	300 shares acquired by Mr. Haligowski directly, using personal funds.

With respect to the 169,059 shares allocated to Mr. Haligowski’s SERP account and the 126,116 shares held for Mr. Haligowski under the Employer Securities Deferred Compensation Plans, pursuant to the trust agreement governing the rabbi trust in which all of these shares are held, the Company, as employer, has the authority to direct the trustee how to vote these shares.  Although Mr. Haligowski cannot vote these shares as a participant, as one of two investment managers for the Company under the rabbi trust, Mr. Haligowski is authorized together with the other investment manager to provide the Company’s voting directions to the trustee.

Item 4.	Purpose of Transaction

The information contained in Item 4 of the Statement remains unchanged.

Item 5.	Interest in Securities of the Issuer

(a, b) The aggregate number of shares of Common Stock beneficially owned by Mr. Haligowski as of the date of this filing is 392,975 shares (including 97,500 shares underlying currently exercisable stock options), representing 7.1% of the shares of Common Stock outstanding.  Mr. Haligowski has sole voting power over 97,800 shares, shared voting power over 295,175 shares and sole dispositive power over 392,975 shares.

(c) Information regarding Mr. Haligowski’s transactions in the Common Stock during the past 60 days is set forth in Appendix A hereto.

(d) Other than the automatic reinvestment of cash dividends paid on the shares of Common Stock held in Mr. Haligowski’s accounts under the SERP and the Employer Securities Deferred Compensation Plans, no person other than Mr. Haligowski is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Mr. Haligowski.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Other than the ESIP, the Employer Securities Deferred Compensation Plans and SERP plan documents and agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Haligowski and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.  None of the shares of Common Stock beneficially owned by Mr. Haligowski are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 23, 2008	/s/ George W. Haligowski
George W. Haligowski

APPENDIX A

Set forth below is information regarding acquisitions of shares of the Company’s Common Stock by Mr. Haligowski within the past 60 days.  All transactions were effected on the open market and, except as indicated otherwise, all transactions represent acquisitions of shares under the Employer Securities Deferred Compensation Plans utilizing funds transferred from the Non-Employer Securities Deferred Compensation Plans, as described in paragraph (iii) of Item 3.

DATE	NUMBER OF SHARES		PRICE PER SHARE

04/14/2008	1,531	*	$17.23
04/14/2008	300	**	17.36
04/14/2008	161	**	17.44
04/14/2008	172	**	17.54
05/20/2008	200		10.27
05/20/2008	700		10.28
05/20/2008	2,500		10.29
05/20/2008	3,240		10.30
05/20/2008	640		10.31
05/20/2008	3,100		10.32
05/20/2008	760		10.33
05/20/2008	1,000		10.34
05/20/2008	29,660		10.35
05/21/2008	795		10.01
05/21/2008	300		10.05
05/21/2008	1,200		10.06
05/21/2008	2,600		10.08
05/21/2008	2,500		10.10
05/21/2008	1,700		10.13
05/21/2008	700		10.14
05/21/2008	200		10.15
05/21/2008	1,000		10.16
05/21/2008	100		10.18
05/21/2008	2,205		10.20

TOTAL SHARES	57,264

*	Represents shares acquired under the SERP upon the reinvestment of cash dividends pursuant to the plan.
**	Represents shares acquired under the Employer Securities Deferred Compensation Plans upon the reinvestment of cash dividends pursuant to the plans.